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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

THOMAS WHITE INTERNATIONAL FUND	December 31, 2008

FUND FACTS

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

FOURTH QUARTER COMMENTARY

For the quarter ending December 31, 2008, the Fund declined -21.84%, outperforming the MSCI All Country World ex US Index which fell by -22.35%. The Fund has returned -4.20% and +5.86% for the trailing three and five years, respectively.

On a regional level, the market deterioration that escalated in the third quarter of 2008 continued in the fourth, compounded by the strengthening of the U.S. dollar. Latin America (-34.07%) again led the decline among the MSCI regional equity benchmarks, followed by Emerging Markets Europe & Africa (EMEA) (-33.77%), Canada (-33.13%), the U.K. (-26.36%), Pacific ex Japan (-25.03%), Emerging Asia (-21.52%) and Continental Europe (-21.13%). As the only major currency to hold against the dollar, the continued strengthening of the Yen led Japan (-9.01%) to a solid performance relative to the rest of the regions. Despite the overall declines for the quarter, all regions, with the exception of Canada and the U.K., saw positive performance for the month of December as most markets, at least for the time being, found a bottom.

At the beginning of the fourth quarter, we sharply reduced the Fund’s portfolio exposure to Emerging Markets from 19.5% to 12.7%, and trimmed the developed European and Canada positions by 1 to 2%. The cash proceeds were added to Japan (+3%) and the Pacific Rim (+2%).

In repositioning the Fund’s portfolio, we continue to emphasize companies that have strong balance sheets, are well-positioned within their industries and currently exhibit attractive valuation measures. Our analysis shows that these three characteristics are common across non-cyclical industries such as Utilities, Consumer Staples and Healthcare, and we have increased the portfolio weighting in these areas accordingly. We anticipate these changes will benefit the Fund over the next 1 to 2 years.

Top performing stocks during the fourth quarter reflect this strategy, including Mexican retailer Grupo Elektra SA (+21.9%) and Japan’s Toyo Suisan Kaisha (+13.6%). Positions added to the portfolio during the fourth quarter that also contributed to performance included France’s materials producer Saint-Gobain (+27.0%) and electrical components manufacturer Schneider Electric SA (+23.6%).

Although Energy and Materials stocks, led by Anglo-Australian mining company Rio Tinto (-64.4%) and Russian gas producer OAO Gazprom (-54.0%), continued their decline in the fourth quarter, new weakness was seen in the financial sector as additional institutions reached out for government intervention affecting equities across the industry. French bank BNP Paribas (-50.4%) and Canada’s Toronto-Dominion Bank (-40.8%) were among the impacted financial holdings.

Following the substantial correction in recent months, world equity markets have begun stabilizing due to the considerable action of central governments to support their major financial institutions. In the U.S., the $700B TARP program helped solidify the financial sector capital base. The European Commission also announced a new €200 billion stimulus package, which amounts to 1.5% of the EU GDP. In addition, interest rate cuts have put rates at their lowest levels in decades. The U.S. dollar strengthened, likely driven by the conversion back to local currencies through the lowering of equity exposure and the closing out of dollar-denominated loans. Despite this, we believe the dollar remains very vulnerable, as Washington’s infusion of enormous amounts of cash may eventually cause high inflation and significant weakness.

We anticipate the largest economic contraction for Europe since the early 1990s and the first for the Euro-zone, with the U.K. and other EU countries facing single-digit GDP declines in 2009 and sizeable government deficits. For Japan, the GDP decline could approach that of the Asian currency crisis in 1997-98 as the fears of a prolonged recession are fueled by the 0.5% contraction of its economy in the third quarter.

The very factors that were recently driving Emerging Market country growth are now slowing it down. Asian countries like China, where exports represent a large percentage of GNP growth, are slowing as world customers sharply reduce their import orders. Tight financing and falling stocks have slowed, and even reversed, most Emerging Market capital inflows. This is especially tough on countries without major exports, such as India and those in Eastern Europe. Finally, falling energy, industrial and agricultural prices have reversed the fortunes of Russia, South Africa, Brazil, Mexico and the Gulf States, as well as more developed Australia, Norway and Canada.

Despite dim global economic prospects and a dampening of market sentiments, the foundations are being formed for a global recovery. Given normal savings horizons, we strongly believe in investors owning equity portfolios of sound companies that are broadly diversified across world regions and industries. History shows that despite their volatility, equities have produced superior, inflation-adjusted returns. Well-run companies with prudent balance sheets should be able to use their advantages in scale, lower cost base and greater access to capital to increase market share and acquire valuable assets at fire-sale prices. Like us, companies with long-term horizons recognize that difficult environments can offer exceptional buying opportunities.

REGIONAL ASSET ALLOCATION	(As of 12/31/08)

[Chart Omitted]

Continental Europe	32.2%
Japan	18.9%
United Kingdom	14.3%
Emerging Markets	12.7%
Pacific x Japan	10.1%
North America	7.7%
Cash	4.1%
Total =	100.0%

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To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO MANAGER

[Picture Omitted]

THOMAS S. WHITE, JR.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty-two years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

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AVERAGE ANNUAL RETURNS[1,2]	(As of 12/31/08)

[Chart Omitted]

	4th Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception June 28, 1994

International Fund	-21.84%	-43.43%	-43.43%	-4.20%	5.86%	3.72%	6.86%
MSCI All-Country World ex US	-22.35%	-45.53%	-45.53%	-6.98%	2.56%	1.90%	3.46%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, maybe worth more or less than their original cost. Current performance maybe higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

__________________________________________________________________________________________________

SECTOR ALLOCATION	(As of 12/31/08)

[Chart Omitted]

Financials	18.5%
Health Care	13.7%
Consumer Staples	12.5%
Consumer Discretionary	8.6%
Industrials	9.4%
Materials	6.4%
Energy	9.6%
Cash	4.1%
Utilities	7.1%
Telecom	7.5%
Technology	2.6%

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TOP TEN HOLDINGS	(As of 12/31/08)

Company	Country	Industry	Weight

Royal Dutch Shell Plc-B Shs	United Kingdom	Energy	3.03%
Novartis AG	Switzerland	Health Care	2.41%
Asahi Breweries Ltd	Japan	Consumer Staple	2.16%
United Overseas Bank Ltd	Singapore	Banking	1.95%
Shoppers Drug Mart Corp	Canada	Health Care	1.81%
Sanofi-Aventis	France	Health Care	1.70%
RWE AG	Germany	Utilities	1.68%
Bayer AG	Germany	Health Care	1.65%
AstraZeneca Plc	United Kingdom	Health Care	1.64%
British American Tobacco Plc	United Kingdom	Consumer Staple	1.43%

Top 10 Holdings Weight:			19.46%
Total Number of Holdings: 133

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YEARLY PERFORMANCE[1,2]	(Total Returns)

Year	TWWDX	MSCI All Country World ex US

2008 Q4	-21.84%	-22.35%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%

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MARKET CAP EXPOSURE

Large Cap (over $15 billion)	58.55%	Weighted Mean:	$38.70B
Mid Cap ($1.75-$15 billion)	39.06%	Weighted Median:	$21.89B
Small Cap (under $1.75 billion)	2.39%

__________________________________________________________________________________________________

DISTRIBUTED BY

Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.47%
1-800-811-0535	Net Expenses	1.47%
www.thomaswhitefunds.com
email: info@thomaswhite.com

______________________

1.Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2.The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3.The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets during the current fiscal year.

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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

THOMAS WHITE AMERICAN OPPORTUNITIES FUND	December 31, 2008

FUND FACTS

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

FOURTH QUARTER COMMENTARY

For the quarter ending December 31, 2008, the American Opportunities Fund declined -26.26%, outperforming the Russell Midcap Index (-27.28%) by over 100 basis points. The Fund has returned -36.55% versus -41.46% for the Index over the trailing 12 months.

Over the past several decades, the United States of America, once the world’s standard bearer for capitalism and financial management, lost its discipline. Although knowing the exact timing was impossible, the country’s out-of-control spending, financed largely from foreign loans, had to eventually end, and end it did this year. Sadly, while most other countries were more disciplined in their financial management, the collapse of the world’s largest financial system has severely disrupted everyone. Stock markets around the world retreated over 40%, not to mention dramatic declines in real estate, commodities and non-government debt. The repricing of these assets, caused by the voluntary and involuntary reduction of the debt that supported them, decimated over $30 trillion of investor wealth.

The global market deterioration that escalated in the third quarter of 2008 continued in the fourth. While U.S. mid-cap stocks declined -27.30%, non-U.S. markets fell even more dramatically: Latin America (-34.07%) followed by Emerging Markets Europe & Africa (EMEA) (-33.77%), Canada (-33.13%), the U.K. (-26.36%), Pacific ex Japan (-25.03%), Emerging Asia (-21.52%) and Continental Europe (-21.13%).

In positioning the Fund’s portfolio, we continue to emphasize companies that currently have strong balance sheets, are well-positioned within their industries and exhibit attractive valuation measures. Our analysis shows that these three characteristics are common across non-cyclical industries such as Utilities, Consumer Staples and Healthcare. We have increased the portfolio weighting in these sectors, including the addition of Edward’s Lifesciences, Cephalon, and St. Jude Medical Center. In the U.S. Equity allocation, all sectors posted negative returns for the quarter. Consumer Durables, Metals and Materials stocks continue to struggle with declining prices and demand. We trimmed sector weights in these areas, including the sale of holdings in Autoliv, Borg Warner, Reliance Steel, and United States Steel.

Due to the substantial correction in the equity markets in recent months, central governments have taken considerable action to support their major financial institutions. In the U.S., the $700B TARP program helped underpin the financial sector capital base. The European Commission announced a €200 billion stimulus package, which amounts to 1.5% of the EU GDP. In addition, interest rate cuts have put rates at their lowest levels in decades.

Perversely, the U.S., the very country whose lack of fiscal discipline and toxic debt caused the global credit crisis, has had its currency rally versus every major country except Japan. How so? In reaction to the crisis, investors and corporations lowered their equity exposure around the world. Converting these funds back into their home country meant selling foreign currencies and buying U.S. dollars. They also closed out loans that supported investments. Given that the U.S. and Japan had the world’s lowest borrowing costs, most of these loans were in yen or dollars, so paying them off meant buying yen and dollars. But please note, by its nature this influence is temporary.

Longer term, we feel the dollar remains vulnerable. The U.S. current account trade deficit is presently being reduced by falling commodity prices and interest rates, but this will be reversed as the economy recovers. Moreover, the indebtedness of the U.S. government grew over $1.0 trillion this September 2008 fiscal year to $10.6 trillion. This does not include its new guaranteed obligations programs (Temporary Liquidity Guarantee Program and Exchange Stabilization Fund), nor its decision to explicitly support $5.0 trillion of Freddie Mac and Fannie Mae’s debt obligations. While flooding the system with liquidity may be the correct policy now, simple logic suggests it could eventually cause high inflation and significant weakness in the dollar.

Despite dim global economic prospects and a dampening of market sentiments, the foundations are being formed for global recovery. Given normal savings horizons, we strongly believe in investors owning equity portfolios of sound companies that are broadly diversified across world regions and industries. History shows despite their volatility, equities have produced superior, inflation-adjusted returns. Well-run companies with prudent balance sheets should be able to use their advantages in scale, lower cost base and greater access to capital to increase market share and acquire valuable assets at fire-sale prices. Like Thomas White International, companies with long-term horizons recognize that difficult environments can offer exceptional buying opportunities.

__________________________________________________________________________________________________

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO MANAGER

[Picture Omitted]

THOMAS S. WHITE, JR.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty-two years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

__________________________________________________________________________________________________

AVERAGE ANNUAL RETURNS[1,2]	(As of 12/31/08)

[Chart Omitted]

	4th Qtr	YTD	1-YR	3-YRS	5-YRS	Since Inception March 4, 1999

American Opportunities Fund	-26.26%	-36.55%	-36.55%	-9.70%	-0.77%	3.86%
Russell Midcap	-27.28%	-41.46%	-41.46%	-10.68%	-0.71%	3.64%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

__________________________________________________________________________________________________

PORTFOLIO WEIGHTINGS	(As of 12/31/08)

[Chart Omitted]

Financials	21.9%
Health Care	13.0%
Consumer Staples	10.0%
Consumer Discretionary	12.9%
Industrials	8.2%
Materials	5.6%
Energy	4.2%
Cash	2.7%
Utilities	12.2%
Technology	9.3%

__

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TOP TEN HOLDINGS	(As of 12/31/08)

Company	Industry	Weight

Wisconsin Energy	Industry	2.81%
CAC I International Inc	Technology	2.39%
Sempra Energy	Utilities	2.37%
HCP Inc	Financial Diversified	2.32%
Ventas Inc	Financial Diversified	2.28%
Nike Inc Cl B	Consumer Retail	2.27%
CSX Corp	Transportation	2.25%
Nstar	Utilities	2.08%
Commercial Bancshares	Banking	2.03%
American Electric Power	Utilities	2.02%

Top 10 Holdings Weight:		22.82%
Total Number of Holdings: 73

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YEARLY PERFORMANCE[1,2]	(Total Returns)

Year	TWAOX	Russell Midcap Index

2008 Q4	-26.26%	-27.28%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%

__________________________________________________________________________________________________

MARKET CAP EXPOSURE

Large Cap (over $15 billion)	7.00%	Weighted Mean:	$6.95B
Mid Cap ($1.75-$15 billion)	87.56%	Weighted Median:	$4.91B
Small Cap (under $1.75 billion)	5.44%

__________________________________________________________________________________________________

DISTRIBUTED BY

Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.51%
1-800-811-0535	Less reimbursement	(0.16%)
www.thomaswhitefunds.com	Net Expenses	1.35%
email: info@thomaswhite.com

______________________

1.Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2.The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. It is not possible to invest directly in an index. All indices are unmanaged and returns assume the reinvestment of dividends.

3.The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year.